Brookfield Realty Capital Corp.

Three World Financial Center

200 Vesey Street, Twenty-Fourth Floor

New York, New York 10281-1010

(212) 417-7000

April 18, 2012

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Ms. Stacie D. Gorman

Re:	Brookfield Realty Capital Corp.
Request to Withdraw Registration Statement on Form S-11 (File No. 333-161616)

Ladies and Gentlemen:

On behalf of Brookfield Realty Capital Corp., a Maryland corporation (the “Company”), and pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the withdrawal of its Registration Statement on Form S-11 (File No. 333-161616), together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on August 28, 2009 and amended on October 21, 2009, December 4, 2009 and January 8, 2010. The Company has determined not to conduct the offering of securities contemplated by the Registration Statement due to adverse market conditions.  The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Company requests that the Commission consent to this application pursuant to Rule 477(a) under the Securities Act. The Company further requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement.  Please fax a copy of the order to the Company’s legal counsel, Yariv C. Katz, Esq. of Paul Hastings LLP at (212) 752-3849.

If you have any questions regarding this application for withdrawal, please contact Yariv C. Katz, Esq. of Paul Hastings LLP at (212) 318-6393.

Sincerely,

Brookfield Realty Capital Corp.

By:	/s/ William M. Powell
Name: William M. Powell
Title: President and Chief Executive Officer